12800 Tuckahoe Creek Parkway, Richmond, Virginia 23238-1115 Phone (804) 747-0422

By EDGAR

April 1, 2022

Abe Friedman
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
Washington, DC 20549

Re: CarMax, Inc.
Form 10-K for Fiscal Year Ended February 28, 2021
Filed April 20, 2021
File No. 001-31420

Dear Mr. Friedman:

The purpose of this letter is to respond to the comment letter dated March 24, 2022 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), to Mr. Enrique N. Mayor-Mora, Senior Vice President and Chief Financial Officer of CarMax, Inc., regarding the above-referenced filing. Throughout this letter, “we,” “our,” “us,” “CarMax,” and “the Company” refer to CarMax, Inc. and its wholly owned subsidiaries, unless the context requires otherwise.

For your convenience, we have set forth the original comments from your letter in bold and italicized typeface. Our response appears below in normal typeface.

Form 10-K for Fiscal Year Ended February 28, 2021

Item 7. Management's Discussion and Analysis
Results of Operations - CarMax Sales Operations
Used Vehicle Sales
Fiscal 2021 Versus Fiscal 2020, page 34

1.It appears the second sentence in the second paragraph of your response to comment 3 is useful information to aid investors in understanding how mix in sales by vehicle age affected the average retail selling price and the consequent impact on your revenue. Please consider revising your disclosure to include this information.

The Company respectfully acknowledges the Staff’s comment and, in future filings, to the extent material, the Company will enhance our disclosures to include the specific ways that shifts in vehicle mix by age and / or class impact our average selling prices or other financial results.

Mr. Abe Friedman
U.S. Securities and Exchange Commission
April 1, 2022

Gross Profit Per Unit, page 35

2.We have reviewed your response to comment 5. In your response you state "wholesale sales are a complement of conducting [your] retail sales," and you therefore do not include wholesale units sold within your calculation of total gross profit per unit. Please advise why "wholesale vehicle gross profit" would not similarly be excluded.

Your response also states your wholesale vehicle purchases are in part to "provide a competitive sourcing advantage for [your] operations." Your response appears to indicate wholesale unit purchases (and sales) are designed to be a driver of your retail unit purchases (and sales), as is evidenced by inclusion of wholesale vehicle gross profit within total gross profit per unit. If true that wholesale vehicle gross profit is attributed to used vehicle sales, please advise why the Company performs a separate analysis of wholesale vehicle gross profit per unit using wholesale vehicle unit sales.

The Company acknowledges the Staff’s comment and, upon further consideration, advises the Staff that in future filings the Company will discontinue disclosing total gross profit per unit.

We believe that a separate analysis of our wholesale gross profit and gross profit per unit, and our used vehicle gross profit and gross profit per unit, represents material information that allows investors to assess the performance of each of our constituent sales channels. While our retail and wholesale channels are inextricably linked -- sharing many of the same company resources to procure, transport, manage and store the vehicles -- our wholesale profitability can be impacted by additional factors including market depreciation, dealer attendance, and the responsiveness of our appraisal offers to the overall pricing environment. We believe therefore, that a separate analysis of wholesale gross profit and wholesale gross profit per unit, combined with our analysis of used vehicle gross profit and used vehicle gross profit per unit, is an important distinction that allows investors to assess the performance of CarMax Sales Operations in support of our long-term total vehicle sales objectives.

Accordingly, in future filings we will omit total gross profit per used unit from our Gross Profit Per Unit table and will retain wholesale gross profit per unit in the table.

* * * * *

Mr. Abe Friedman
U.S. Securities and Exchange Commission
April 1, 2022

Should you have any questions or further comments, please contact the undersigned at (804) 747-0422 x3544.

Very truly yours,

/s/ Enrique N. Mayor-Mora

CarMax, Inc.
Enrique N. Mayor-Mora
Senior Vice President and
Chief Financial Officer

cc:    William D. Nash,
    President and Chief Executive Officer

    Enrique Mayor-Mora,
    Senior Vice President of Chief Financial Officer

    John M. Stuckey, III,
    Vice President, Deputy General Counsel and Corporate Secretary